Exhibit — 11
Milacron Inc. and Subsidiaries
Computation of Per-Share Earnings

(In thousands, except per-share amounts)	2006	2005	2004

Loss from continuing operations	$(39,785)	$(16,516)	$(51,304)
Income (loss) from discontinued operations	81	2,549	(479)

Net loss	(39,704)	(13,967)	(51,783)
Less preferred dividends	(6,240)	(6,180)	(3,150)
Less beneficial conversion feature related to Series B Preferred Stock	(3,117)	—	(15,931)

Net loss available to common shareholders	$(49,061)	$(20,147)	$(70,864)

Basic loss per share:
Weighted-average common shares outstanding	48,329	47,665	40,955

Per share amount:
Continuing operations	$(1.02)	$(.47)	$(1.72)
Discontinued operations	—	.05	(.01)

Net loss	$(1.02)	$(.42)	$(1.73)

Diluted loss per share:
Weighted-average common shares outstanding (a)	48,329	47,665	40,955

Per share amount:
Continuing operations	$(1.02)	$(.47)	$(1.72)
Discontinued operations	—	.05	(.01)

Net loss	$(1.02)	$(.42)	$(1.73)

(a)	In all years, the common shares into which the Series B Preferred Stock is convertible are excluded because their inclusion would result in a smaller loss per common share. In all years, potentially dilutive restricted shares are also excluded for similar reasons.